EXHIBIT 99.1

       [Translation]

To Whom It May Concern:
                                                               January 31, 2003

             Company Name:                HINO MOTORS, LTD.
             Name and Title of            Tadaaki Jagawa, President
                Representative:
             Code Number:                 7205 Securities exchanges
                                          throughout Japan
             Name and Title of Contact    Toshihisa Sakaki
                Person:                   General Manager, Public Relations
                                          Department, Corporate Planning
                                          Division
                                          Telephone Number: 03-5419-9320

             Parent Company of HINO MOTORS, LTD.:
             Company Name:                TOYOTA MOTOR CORPORATION
             Name and Title of            Fujio Cho, President
                Representative:
             Code Number:                 7203 Securities exchanges
                                          throughout Japan
             Name and Title of Contact    Takahiko Ijichi
                Person:                   General Manager, Accounting
                                          Division
                                          Telephone Number: 0565-28-2121


                   Notice Concerning Dissolution of Subsidiary
                   -------------------------------------------

We hereby notify you that HIGASHI-HOKKAIDO HINO MOTORS, LTD., subsidiary of HINO MOTORS, LTD. ("HINO"), has decided to dissolve its subsidiary as described below.

1. Name and facts about the subsidiary to be dissolved
       Trade Name:                         Yugen Kaisha Hinode Kanko Rent-a-car
       Location of head office:            523-1, Miwa, Kitami-shi, Hokkaido
       Name of representative:             Junji Miyamoto
       Incorporation:                      July 1989
       Capital:                            JPY 7 million
       Total assets:                       JPY 64 million
       Number of employees:                0
       Major clients:                      Kabushiki Kaisha Tsubetsu Shinko
                                           Kousha, Kabushiki Kaisha
                                           Oehonke and others
       Member composition:                 HIGASHI-HOKKAIDO HINO MOTORS, LTD.
                                           100% (HIGASHI-HOKKAIDO HINO
                                           MOTORS, LTD. is a 96.5% owned
                                           subsidiary of HINO)
       Business performance (Fiscal year ended March 31, 2002):

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       Net sales: JPY 66 million           Ordinary loss: JPY 5 million

2.     Schedule for dissolution February 13, 2003 (scheduled)

3.     Reason for dissolution
          In order to improve business efficiency of HINO group

4.     Anticipated effects on our business performance
           The anticipated effects of the dissolution on each of HINO's and TOYOTA's net incomes for the term will be minor.